Exhibit 99.2

ULTRA PETROLEUM CORP.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information and explanatory notes (the “Pro Forma Financial Information”) of Ultra Petroleum Corp. and its wholly owned subsidiaries (collectively “the Company”) gives effect to the Company’s Debtors’ Second Amended Joint Chapter 11 Plan of Reorganization (the “Plan”) as described below, which became effective on April 12, 2017 (the “Effective Date”). The Pro Forma Financial information is for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have occurred if the Effective Date had occurred on the dates indicated, nor are such financial statements necessarily indicative of the financial position or results of operations in future periods.

The Pro Forma Financial Information is presented for the nine months ended September 30, 2017 and is based upon currently available information. The Pro Forma Financial Information supplements, but does not in any way amend, restate, or otherwise revise the unaudited pro forma financial information and explanatory notes previously provided by the Company on its Current Report on Form 8-K/A filed on October 6, 2017 (the “Form 8-K/A”) with the Securities and Exchange Commission (“SEC”). The Pro Forma Financial Information has been prepared giving effect to the adjustments described below as if the transactions and related events described in and that occurred in connection with the effectiveness of the Plan (the “Reorganization”) had occurred on January 1, 2016. The September 30, 2017 historical unaudited consolidated balance sheet, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (the “Third Quarter Form 10-Q”), reflects the effects of the Reorganization, and therefore a pro forma unaudited consolidated balance sheet as of September 30, 2017 is not provided. The Pro Forma Financial Information should be read in conjunction with the Form 8-K/A and the Third Quarter Form 10-Q. The historical data provided for the period from January 1, 2017 through September 30, 2017 is derived from the Company’s unaudited consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes included in the Third Quarter Form 10-Q.

Effects of the Plan Adjustments

The adjustments that resulted from emergence are reflected in the “Reorganization Adjustments” column of the Pro Forma Financial Information. The description of the changes to equity and indebtedness included below were previously reflected in the Form 8-K/A.

•	Equity: On the Effective Date, pursuant to the Plan:

o	All shares of the common stock of the Company outstanding prior to the Effective Date (collectively, the “Old Shares”) and all other equity interests in the Company outstanding prior to the Effective Date were cancelled on the Effective Date;

o	The Company issued 70,579,367 shares of its new common stock to holders of claims allowed under the Plan with respect to (x) the 5.750% senior notes, due December 2018, issued by the Company pursuant to an Indenture dated December 12, 2013 (the “2018 Notes”) and (y) the 6.125% senior notes, due October 2024, issued by the Company pursuant to an Indenture dated September 18, 2014 (the “2024 Notes” and collectively with the 2018 Notes, the “Holdco Notes”);

o	The Company issued 80,022,410 shares of its new common stock to holders of the Old Shares;

o	The Company issued 2,512,623 shares of its new common stock to the commitment parties under the Backstop Commitment Agreement (the “BCA”), a copy of which has been previously disclosed, in respect of the commitment premium due thereunder;

o	The Company issued 18,844,363 shares of its new common stock to the commitment parties under the BCA in connection with their backstop obligation thereunder;

o	The Company issued 23,032,893 shares of its new common stock to participants in the $580.0 million rights offering by the Company contemplated in the Plan and the BCA, information about which has been previously disclosed; and

o	The Company established its Ultra Petroleum Corp. 2017 Stock Incentive Plan (the “2017 Stock Incentive Plan”), pursuant to which 7.5% of the equity in the reorganized Company (on a fully-diluted/fully-distributed basis) is reserved for grants to be made from time to time to the directors, officers and other employees of the reorganized Company (the “Reserve”).

•	Indebtedness: On the Effective Date, pursuant to the Plan:

o	Except to the limited extent expressly set forth in the Plan, all prepetition indebtedness and other outstanding obligations of the Company and its subsidiaries, including Ultra Resources, Inc. (“Ultra Resources”) were cancelled and extinguished. The cancelled, extinguished indebtedness included:

◾	That certain Credit Agreement dated October 6, 2011, between Ultra Resources, as the Borrower, JPMorgan Chase Bank, N.A., as the Administrative Agent, and the lenders party thereto (the “Old Revolver”). On the Effective Date, the Company paid holders of claims related to the Old Revolver $999.0 million in respect of the outstanding principal obligations under the Old Revolver as well as other amounts in respect of accrued, unpaid prepetition interest, fees, and other items.

◾	Those certain unsecured senior notes issued by Ultra Resources, as Borrower, pursuant to a certain Master Note Purchase Agreement dated March 6, 2008 (the “PPNs”). On the Effective Date, the Company paid holders of claims related to the PPNs $1.46 billion in respect of principal amounts outstanding with respect thereto as well as other amounts in respect of accrued, unpaid prepetition interest, fees and other items.

◾	The Holdco Notes.

o	Ultra Resources entered into, as the Borrower thereunder, a certain Credit Agreement dated April 12, 2017 with Bank of Montreal, as administrative agent, and with the other lenders party thereto (the “Credit Agreement”). The Credit Agreement provides for a revolving credit facility for an aggregate amount of $400.0 million and is guaranteed by the Company and by UP Energy Corporation (“UP Energy”), a subsidiary of the Company.

o	Ultra Resources entered into, as the Borrower thereunder, a certain Senior Secured Term Loan Agreement dated April 12, 2017 with Barclays Bank PLC, as administrative agent, and with the other lenders party thereto (the “Term Loan Agreement”). The Term Loan Agreement provides for senior secured first lien term loans for an aggregate amount of $800.0 million and is guaranteed by the Company and UP Energy.

o	Ultra Resources issued $700.0 million of 6.875% unsecured senior notes due 2022 and $500.0 million of 7.125% unsecured senior notes due 2025 (collectively, the “Unsecured Notes”). The Unsecured Notes are guaranteed by the Company and UP Energy.

•	Operational Savings: Through the restructuring process, the Company was able to eliminate the previous transportation agreement and reduce the costs in the gathering and processing fee agreements. These factors were adjusted in the related expense financial statement line items as if the agreements had been revised as of January 1, 2016.

•	Interest Expense: As discussed in Indebtedness above, the Company secured new debt financing as part of its emergence from bankruptcy, thus the interest expense was adjusted accordingly.

•	Reorganization items, net: The expenses incurred as part of the Reorganization were evaluated and adjusted as necessary in the related unaudited pro forma consolidated statements of operations.

Fresh Start Accounting

In connection with the Company’s emergence from bankruptcy, we were not required to apply fresh start accounting to our financial statements because the reorganization value of our assets immediately prior to confirmation of the plan of reorganization was greater than the aggregate of post-petition liabilities and allowed claims. As a result, a new reporting entity was not created and the effects of the bankruptcy were recorded through the financial statements on the Effective Date.

ULTRA PETROLEUM CORP.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

	Historical (Unaudited)	Reorganization Adjustments		Pro Forma
	(Amounts in thousands of U.S. dollars, except per share data)
Revenues:
Natural gas sales	$551,797	$—		$551,797
Oil sales	94,415	—		94,415
Other revenues	5,035	1,435	{a}	6,470

Total operating revenues	651,247	1,435		652,682

Expenses:
Lease operating expenses	69,365	—		69,365
Facility lease expense	15,706	—		15,706
Production taxes	66,369	—		66,369
Gathering fees	63,753	(575)	{a}	63,178
Depletion, depreciation and amortization	111,516	—		111,516
General and administrative	34,308	(26,737)	{b}	7,571

Total operating expenses	361,017	(27,312)		333,705

Operating income	290,230	28,747		318,977

Other income (expense), net:
Interest expense, net	(324,979)	224,083	{c}	(100,896)
Gain on commodity derivatives	12,149	—		12,149
Deferred gain on sale of liquids gathering system	7,915	—		7,915
Contract settlement	(52,707)	—	{d}	(52,707)
Other (expense) income, net	(28)	—		(28)

Total other (expense) income, net	(357,650)	224,083		(133,567)

Reorganization items, net	142,147	(142,147)	{e}	—

Income before income tax benefit	74,727	110,683		185,410

Income tax benefit	(6,884)	—		(6,884)

Net income	$81,611	$110,683		$192,294

Basic Earnings per Share:
Net income per common share—basic	$0.53			$1.26

Fully Diluted Earnings per Share:
Net income per common share—fully diluted	$0.53			$1.26

Weighted average common shares outstanding—basic	152,864			152,864

Weighted average common shares outstanding—fully diluted	153,068			153,068

ULTRA PETROLEUM CORP.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements and explanatory notes present the financial information of Ultra Petroleum Corp. assuming the Reorganization had occurred on January 1, 2016. All amounts in the notes to unaudited pro forma consolidated financial information are expressed in thousands of U.S. dollars (except per share data) unless otherwise noted.

The unaudited pro forma consolidated statements of operations are presented for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Reorganization had been consummated on the dates indicated, nor are they necessarily indicative of the financial positions or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon currently available information. The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the Plan becoming effective, (ii) factually supportable and (iii) with respect to the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2017, expected to have a continuing impact on the consolidated results.

The following are the descriptions of the columns included in the accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations.

Historical—Represents the historical consolidated statements of operations for the nine months ended September 30, 2017.

Reorganization Adjustments—Represent the required adjustments to the consolidated statements of operations for the nine months ended September 30, 2017, assuming the Reorganization had occurred on January 1, 2016.

2.	Pro Forma Adjustments

Reorganization Adjustments

{a} Adjustments represent the renegotiation of processing fee contracts with Enterprise Products Partners L.P. and Williams Partners L.P. (or their respective subsidiaries), which were approved by the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) on February 22, 2017. The estimated annual savings per year totaled $12.0 million as a result of the renegotiated contracts and the primary terms of these contracts extend through 2036. The savings from the renegotiation of these contracts is reflected on the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2017.

{a.1} The Company calculated a pro forma increase in other revenues, as these are fees paid to us by the operators of the gas processing plants where our gas is processed in exchange for the liquids removed from our production. The Company calculated the pro forma adjustment based on the actual production volumes and related other revenue per Mcf recorded by the Company and applied the other revenue per Mcf to the production volumes for each respective period presented. The impact shown in the pro forma adjustments is $1.4 million for the nine months ended September 30, 2017, which represents the estimated other revenue from January 1, 2017 through February 28, 2017.

{a.2} The Company calculated a pro forma decrease in gathering fees as the Company is no longer required to pay volume processing fees as part of the renegotiated contracts. The impact shown in the pro forma adjustments is $0.6 million for the nine months ended September 30, 2017, which represents the estimated decrease in volume processing fees from January 1, 2017 through February 28, 2017.

ULTRA PETROLEUM CORP.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

{b} Adjustment represents non-cash stock compensation expense related to the 2017 Stock Incentive Plan, which established on the Effective Date. As previously disclosed, 40% of the Reserve was granted to members of the board of directors, officers, and other employees of the Company subject to the conditions and performance requirements provided in the grants. The Company recognizes the non-cash stock compensation expense based on the conditions and performance requirements provided in the grants in line with Financial Accounting Standards Board Accounting Standards Codification 718. Due to the derived service period, a significant portion of the share based compensation expense is recognized within twelve months of the Reorganization, resulting in a pro forma adjustment to increase the expense in 2016, as previously disclosed in the Form 8-K/A, and reduce the expense in 2017. The impact shown in the pro forma adjustments is ($26.7) million for the nine months ended September 30, 2017.

{c} Adjustment represents the changes in interest expense that are estimated to occur assuming the Reorganization occurred on January 1, 2016. The adjustment includes (i) a decrease in interest expense incurred under the prepetition indebtedness, (ii) an adjustment for additional estimated interest that would have been incurred under the exit financing through the Effective Date, and (iii) an adjustment for the estimated amortization of deferred financing costs through the Effective Date. The adjustments are based on (x) estimated interest rates for the amounts borrowed under the Credit Agreement as the rate can vary and (y) the estimated pro forma amount drawn on the Credit Agreement of $81.2 million as previously disclosed in the Form 8-K/A. The interest rate used to compute pro forma interest on the Credit Agreement was based on historical Libor rates for the respective periods plus the applicable margin of 3.0%. The pro forma adjustment to interest expense comprises the following:

Nine Months Ended September 30, 2017
Prepetition indebtedness interest expense	$260,626
Pro forma interest expense adjustment for exit financing	(33,588)
Pro forma amortization of exit financing debt issuance costs	(2,955)

$224,083

{d} There is no pro forma adjustment to contract settlement expense for the nine months ended September 30, 2017 as the expenses were determined to be nonrecurring in nature, as previously disclosed in the Form 8-K/A.

{e} Adjustment eliminates certain reorganization costs incurred as part of the emergence from proceedings under chapter 11 of the United States Bankruptcy Code. The adjustment for the nine months ended September 30, 2017 represents (i) (x) the elimination of professional fees of $65.4 million incurred after April 29, 2016 (the “Petition Date”) that were attributable to our bankruptcy proceedings and settlements, (y) the elimination of the gain of $431.1 million on the debt to equity conversion of the Holdco Notes, and (z) the elimination of the make-whole fees of $223.8 million which represent the Bankruptcy Court order denying our objection to certain make-whole claims, less (ii) $0.2 million in cash interest income earned after the Petition Date on excess cash over normal invested capital.

There is no pro forma adjustment made for commodity derivatives and related gain/loss as the decision to enter into commodity derivatives was made at the direction of management.